May 1, 2006

Via Facsimile and EDGAR

Jim Peklenk

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

FOIA Confidential Treatment Requested by Watson Pharmaceuticals, Inc.

Re:          Watson Pharmaceuticals Inc.
File #001-13305
Your letter of April 20, 2006

Dear Mr. Peklenk:

This letter is to confirm the substance of our voicemail exchange on April 24 and 25, 2006.  Pursuant to that exchange, we advised your office, and your office acknowledged, that Watson intends to provide a substantive response to your letter by June 2, 2006.  Additionally, this letter is to confirm that, based on the comments in your letter, our Quarterly Report on Form 10-Q for the first quarter of 2006 will include additional disclosure concerning Long Term Obligations (Item 1 in your letter), Revenue and Provision for Sales Returns and Allowances (Item 2 in your letter) and Goodwill, Product Rights and Other Intangibles (Item 5 in your letter).  The remaining comments in your letter are not required quarterly disclosures, but will be thoroughly addressed in our substantive response to your letter.

If you have any questions concerning the foregoing, please call me at the number listed above.

Sincerely,

Watson Pharmaceuticals, Inc.

/s/ Charles P. Slacik

Charles P. Slacik

Executive Vice President and Chief Financial Officer

cc:           Steve Roush (PricewaterhouseCoopers LLP)